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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006


                        Commission File Number: 000-11743


                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)


                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]        No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Announcement Regarding Stock Acquisition in Connection with Business
and Capital Alliance with Peach John Co., Ltd.                                3

Signature                                                                     4

Exhibit Index                                                                 5
-------------

Exhibit 1 Announcement Regarding Stock Acquisition in Connection
          with Business and Capital Alliance with Peach John Co., Ltd.        6

             ANNOUNCEMENT REGARDING STOCK ACQUISITION IN CONNECTION WITH BUSINESS AND CAPITAL ALLIANCE WITH PEACH JOHN CO., LTD.

     On May 30, 2006, we released an announcement regarding our company's decision to enter into a stock purchase agreement with Peach John Co., Ltd. ("Peach John"), pursuant to which we will acquire a minority interest in Peach John. Attached as Exhibit 1 hereto is an English translation of the release.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)



                                        By: /s/ Ikuo Otani
                                            ------------------------------------
                                            Ikuo Otani
                                            General Manager, Corporate Planning


Date: May 30, 2006









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                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

Exhibit 1 Announcement Regarding Stock Acquisition in Connection
          with Business and Capital Alliance with Peach John Co., Ltd.        6

                                    EXHIBIT 1

             ANNOUNCEMENT REGARDING STOCK ACQUISITION IN CONNECTION WITH BUSINESS AND CAPITAL ALLIANCE WITH PEACH JOHN CO., LTD.

                              (English Translation)

                                                                    May 30, 2006

To whom it may concern:
                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number:  3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


             Announcement Regarding Stock Acquisition in Connection
          ------------------------------------------------------------
          with Business and Capital Alliance with Peach John Co., Ltd.
          ------------------------------------------------------------

     On May 10, 2006, we announced that we had reached a basic agreement with Peach John to form a business and capital alliance. Today, our board of directors has resolved to enter into a stock purchase agreement with Peach John pursuant to the terms below:

1.   Outline of Peach John

     (1)  Corporate Name:             Peach John Co., Ltd.

     (2)  Location of Head Office:    17-11, Jingumae 6-chome, Shibuya-ku, Tokyo

     (3)  Name of Representatives:    Shoji Noguchi, Representative Director and
                                      Chairman
                                      Mika Noguchi, Representative Director and
                                      President

     (4)  Principal Business:         Mail-order sales of women's apparel and
                                      various other apparel products

     (5)  Date of Incorporation:      June 1, 1994

     (6)  Capital Amount:             90 million yen

     (7)  Fiscal Year End:            May 31

     (8)  Number of Employees:        140 (as of May 16, 2006)

     (9)  Principal Business Office:  Sendai, Japan

     (10) Total Number of
          Outstanding Shares:         1,800 shares

     (11) Major Shareholders and Shareholding Ratio:

               Name                  Shares Held              Shareholding Ratio
          -------------              ------------             ------------------
          Shoji Noguchi                882 shares                    49.0%
          Mika Noguchi                 918                           51.0
          Total                      1,800                          100.0


     (12) Results for Recent Fiscal Years:

                                                         (Unit: millions of yen)
          Fiscal Year Ended               May 31, 2004              May 31, 2005
          -----------------               ------------              ------------
          Net Sales                          14,471                    16,095
          Net Income                          1,096                     1,873
          Total Assets                        4,162                     7,411


     (13) Relationship:               There is no capital, personnel or business
                                      relationship with the Company.

2.   Transferor:

     Shoji Noguchi (Peach John Co., Ltd. Representative Director and Chairman) 882 shares

3.   Number of Shares to be Acquired, Purchase Price and Percentage Ownership

     (1)  Number of shares held
          before acquisition:         None       (Percent ownership: 0%)

     (2)  Number of shares to be
          acquired:                   882 shares (Purchase price: 14,994 million
                                                 yen)

     (3)  Number of shares held after
          acquisition:                882 shares (Percent Ownership: 49.0%)

4.   Schedule

     Board of Directors' meeting
     for approval:                    May 30, 2006
     Execution of Share Purchase
     Agreement:                       May 30, 2006
     Delivery of Stock Certificates:  June 2, 2006 (tentative)

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5.   Future Prospects

     We will periodically hold discussions with Peach John with respect to the particulars of the business alliance and joint projects, etc.

     As a result of this transaction, Peach John will become an affiliate of Wacoal Holdings under the equity accounting method.

     We are currently determining the effect that this transaction will have on our consolidated financial results, and we expect to make an announcement with or prior to the announcement of our results for the first quarter of the March 2007 fiscal year.

                                                                         - End -









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